Exhibit 99.1

January 22, 2020

Mr. William T. Van Kleef
Chairman
Noble Energy, Inc. Audit Committee
1001 Noble Energy Way
Houston, Texas 77070

Dear Mr. Van Kleef:

In accordance with your request, we have audited the estimates prepared by Noble Energy, Inc. (Noble), as of December 31, 2019, of the proved reserves to the Noble interest in certain oil and gas properties located in the United States, Equatorial Guinea, and Israel. It is our understanding that the proved reserves estimates shown herein constitute all of the proved reserves owned by Noble. Economic analysis was performed by Noble to confirm economic producibility and determine economic limits for the properties. We have examined the estimates with respect to reserves quantities, reserves categorization, future producing rates, and economic producibility using the definitions set forth in U.S. Securities and Exchange Commission (SEC) Regulation S-X Rule 4-10(a). The estimates of reserves have been prepared in accordance with the definitions and regulations of the SEC and conform to the FASB Accounting Standards Codification Topic 932, Extractive Activities-Oil and Gas. We completed our audit on or about the date of this letter. This report has been prepared for Noble's use in filing with the SEC; in our opinion the assumptions, data, methods, and procedures used in the preparation of this report are appropriate for such purpose.

The following table sets forth Noble's estimates of the net reserves, as of December 31, 2019, for the audited properties:

	Net Reserves
	Oil	NGL	Gas
Category	(MBBL)	(MBBL)	(MMCF)

Proved Developed Producing	209,991.5	147,232.1	6,323,671.4
Proved Developed Non-Producing	818.9	227.3	548,745.3
Proved Undeveloped	202,604.4	130,126.0	1,278,743.6

Total Proved	413,414.7	277,585.4	8,151,160.4

Totals may not add because of rounding.

The oil volumes shown include crude oil and condensate. Oil and natural gas liquids (NGL) volumes are expressed in thousands of barrels (MBBL); a barrel is equivalent to 42 United States gallons. Gas volumes are expressed in millions of cubic feet (MMCF) at standard temperature and pressure bases.

When compared on a field-by-field basis, some of the estimates of Noble are greater and some are less than the estimates of Netherland, Sewell & Associates, Inc. (NSAI). However, in our opinion the estimates shown herein of Noble's reserves are reasonable when aggregated at the proved level and have been prepared in accordance with the Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserves Information promulgated by the Society of Petroleum Engineers (SPE Standards). Additionally, these estimates are within the recommended 10 percent tolerance threshold set forth in the SPE Standards. We are satisfied with the methods and procedures used by Noble in preparing the December 31, 2019, estimates of reserves, and we saw nothing of an unusual nature that would cause us to take exception with the estimates, in the aggregate, as prepared by Noble.

Reserves categorization conveys the relative degree of certainty; reserves subcategorization is based on development and production status. The estimates of reserves included herein have not been adjusted for risk. Noble's estimates do not include probable or possible reserves that may exist for these properties.

Oil, NGL, and gas prices were used to confirm economic producibility and determine economic limits for the properties. For oil and NGL volumes, prices used by Noble are based on the 12-month unweighted arithmetic average of the first-day-of-the-month price for each month in the period January through December 2019 and are adjusted by field for quality, transportation fees, and market differentials. For gas volumes, prices used by Noble either are the contract price or are based on the 12-month unweighted arithmetic average of the first-day-of-the-month price for each month in the period January through December 2019. When applicable, gas prices have been adjusted for energy content, transportation fees, and market differentials. With the exception of contract gas prices, all other prices are held constant throughout the lives of the properties. The average adjusted product prices weighted by production over the remaining lives of the properties are US$56.25 per barrel of oil, US$14.18 per barrel of NGL, and US$4.234 per MCF of gas. Average index prices along with the average realized prices for each country are shown in the following table:

	Oil/NGL				Gas
	Pricing Index	Average Spot Price	Average Realized Prices (US$/Barrel)		Pricing Index	Average Price	Average Realized Price
Country		(US$/Barrel)	Oil	NGL		(US$/MMBTU)	(US$/MCF)
United States	West Texas Intermediate	55.69	56.00	13.24	Henry Hub	2.578	1.738
Equatorial Guinea	Brent	63.15	59.33	30.53	Contract	(1)	1.243
Israel	Brent	63.15	57.42	N/A	Contract	(2)	5.422

(1)
For the Alba Field properties, the gas price used is the fixed contract price of US$0.25 per MMBTU and is adjusted for energy content. For the Alen Field properties, the contract gas price used is calculated from the Brent spot price using a formula provided by Noble and is adjusted for energy content, transportation fees, and market differentials.

(2)
For the Israel properties, gas prices used are based on a weighted average of all sales contracts according to their relative volume; these contract prices are derived from various formulae that include indexation to the Consumer Price Index or the Public Utility Authority.

Costs were used to confirm economic producibility and determine economic limits for the properties. Operating costs used by Noble are based on historical operating expense records. These costs include the per-well overhead expenses allowed under joint operating agreements along with estimates of costs to be incurred at and below the district and field levels. Operating costs have been divided into field-level costs, per-well costs, and per-unit-of-production costs. Headquarters general and administrative overhead expenses of Noble are included to the extent that they are covered under joint operating agreements for the operated properties. Capital costs used by Noble are based on authorizations for expenditure and actual costs from recent activity. Capital costs are included as required for workovers, new development wells, and production equipment. Abandonment costs used are Noble's estimates of the costs to abandon the wells, platforms, and production facilities, net of any salvage value. Operating, capital, and abandonment costs are not escalated for inflation.

The reserves shown in this report are estimates only and should not be construed as exact quantities. Proved reserves are those quantities of oil and gas which, by analysis of engineering and geoscience data, can be estimated with reasonable certainty to be economically producible; probable and possible reserves are those additional reserves which are sequentially less certain to be recovered than proved reserves. Estimates of reserves may increase or decrease as a result of market conditions, future operations, changes in regulations, or actual reservoir performance. In addition to the primary economic assumptions discussed herein, estimates of Noble and NSAI are based on certain assumptions including, but not limited to, that the properties will be developed consistent with current development plans as provided to us by Noble, that the properties will be operated in a prudent manner, that no governmental regulations or controls will be put in place that would impact the ability of the interest owner to recover the reserves, and that projections of future production will prove consistent with actual performance. If the reserves are recovered, the revenues therefrom and the costs related thereto could be more or less than the estimated amounts used to confirm economic producibility and determine economic limits for the properties. Because of governmental policies and uncertainties of supply and demand, the sales rates, prices received for the reserves, and costs incurred in recovering such reserves may vary from assumptions made while preparing these estimates.

It should be understood that our audit does not constitute a complete reserves study of the audited oil and gas properties. Our audit consisted primarily of substantive testing, wherein we conducted a detailed review of major properties making up 99 percent of the total proved reserves. In the conduct of our audit, we have not independently verified the accuracy and completeness of information and data furnished by Noble with respect to ownership interests, oil and gas production, well test data, historical costs of operation and development, product prices, or any agreements relating to current and future operations of the properties and sales of production. However, if in the course of our examination something came to our attention that brought into question the validity or sufficiency of any such information or data, we did not rely on such information or data until we had satisfactorily resolved our questions relating thereto or had independently verified such information or data. Our audit did not include a review of Noble's overall reserves management processes and practices.

We used standard engineering and geoscience methods, or a combination of methods, including performance analysis, volumetric analysis, analogy, and reservoir modeling, that we considered to be appropriate and necessary to establish the conclusions set forth herein. As in all aspects of oil and gas evaluation, there are uncertainties inherent in the interpretation of engineering and geoscience data; therefore, our conclusions necessarily represent only informed professional judgment.

Supporting data documenting this audit, along with data provided by Noble, are on file in our office. The technical persons primarily responsible for conducting this audit meet the requirements regarding qualifications, independence, objectivity, and confidentiality set forth in the SPE Standards. Mr. Richard B. Talley, Jr., a Licensed Professional Engineer in the State of Texas, has been practicing consulting petroleum engineering at NSAI since 2004 and has over 5 years of prior industry experience. Mr. Zachary R. Long, a Licensed Professional Geoscientist in the State of Texas, has been practicing consulting petroleum geoscience at NSAI since 2007 and has over 2 years of prior industry experience. We are independent petroleum engineers, geologists, geophysicists, and petrophysicists; we do not own an interest in these properties nor are we employed on a contingent basis.

Sincerely,

NETHERLAND, SEWELL & ASSOCIATES, INC.
Texas Registered Engineering Firm F-2699

/s/ C.H. (Scott) Rees III
By:
C.H. (Scott) Rees III, P.E.
Chairman and Chief Executive Officer

	/s/ Richard B. Talley, Jr.	/s/ Zachary R. Long
By:		By:
	Richard B. Talley, Jr., P.E. 102425	Zachary R. Long, P.G. 11792
	Senior Vice President	Vice President

	Date Signed: January 22, 2020	Date Signed: January 22, 2020

RBT:MAG

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